February 7, 2020

FILED ON EDGAR:

Securities and Exchange Commission

Attn: Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:      Bio Essence Corp.

Amendment No. 2 to Form S-1

Filed October 28, 2019

File No. 333-232839

Dear Sir or Madam:

This letter is in response to your November 26, 2019 comment letter to Ms. Yin Yan, Chairman of the Board, Chief Executive Officer and President Bio Essence Corp. (the “Company”). The above-captioned firm has been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Ms. Yan in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Amendment No. 1 to Form S-1

Prospectus Summary and Risk Factors, page 5

1. This section does not contain all of the information cited in the asterisk. Accordingly, please revise to delete this note or revise.

RESPONSE:

The Company has made the required revisions.

2. We note your discussion on page 6 concerning your sales channels. With a view to revised disclosure, please tell us whether you have conducted material sales through each of the identified channels. Given that these channels appear to be in the United States, please tell us whether your sales are concentrated in the United States. With reference to your disclosure on page 14, please also tell us whether material sales volume is conducted through your service providers.

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RESPONSE:

The Company has conducted sales meetings with prospects through brokers and direct contacts. Many of these contacts may provide opportunities to sell through mass channels. Our products are currently sold through GNC. However as of this Amendment to the Registration Statement on Form S-1/A, the Company has not made any material sales through any other channels. The Company will revise its disclosure as required.

Summary of Business and Present Offering, page 5

3. Please include a brief description of the offering in this section.

RESPONSE:

The Company notes the Commission’s comment and has included the following language in its Amended Registration Statement on Form S-1/A:

“The Company files this Registration Statement to register 38,109,000 shares of its common stock. The Company is registering 5,000,000 shares of common stock at $1.00 per share for our IPO. Net proceeds from the IPO with be retained by the Company and deposited into the Company’s operations account to fund the implementation of its business plan. The Company is also registering 33,209,000 shares of common stock currently held by our Selling Shareholders. The Selling Shareholders intend on selling their respective shares for the fixed price of $1.00 per share for the duration of the offering. The Company will not retain any proceeds from Shares sold by the Selling Shareholders.”

Risk Factors, page 6

4. Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please describe this going concern opinion and how it impacts your business operations. Additionally, please disclose your working capital deficit and net losses to date.

RESPONSE:

The Company notes the Commission’s comment and has included the following language in its Amended Registration Statement on Form S-1/A:

“There is substantial doubt as to the Company’s ability to continue as a going concern.

Our auditor's report on our 2018 and 2017 financial statements expresses an opinion that substantial doubt exists as to whether we can continue as an ongoing business. The Company has suffered recurring losses and generated negative cash flows from operations. These raise substantial doubt about our ability to continue as a going concern. The accompanying audited financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. The Company incurred net losses of $1.46 million and $1.76 million for the years ended December 31, 2018 and 2017 respectively. The Company also had an accumulated deficit of $4.41 million and working capital deficit of $24,381 as of December 31, 2018. The Company incurred net losses of $0.62 million and $0.66 million for the six months ended June 30, 2019 and 2018, respectively. The Company also had an accumulated deficit of $5.03 million and working capital deficit of $317,016 as of June 30, 2019.

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Because substantial doubt exists as to whether the company can continue as a going concern, it may be more difficult for the company to attract investors. Our future is dependent upon our ability to obtain financing to continue operations and attain profitable operations. We will seek additional funds through private placements of our common stock. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event we cannot continue in existence.”

Risks Related to Our Business and Industry, page 6

5. We note that you offer your products and services in China. Please advise whether any additional permits or certificates are necessary to market your products in China.

RESPONSE:

The Company notes the Commissions comment. Some of the products that the Company exports to China require permits, while others only required a standard customs inspection. The Company has revised its disclosure to clarify this issue.

The herbal, vitamin, and nutraceuticals industry is an intensely competitive market, page 6

6. Please remove the reference to the prospectus as a "Private Placement Memorandum." Please also revise other statements throughout the prospectus that refer to the transaction as a private offering.

RESPONSE:

The Company has made the required revisions.

We have experienced losses and we may not achieve or sustain profitability in the future, page 8

7. Please revise this risk factor to quantify your losses for the past two fiscal years and most recent interim period.

RESPONSE:

The Company notes the Commission’s comment and has included the following language in its Amended Registration Statement on Form S-1/A:

“We have experienced losses and we may not achieve or sustain profitability in the future.

We have suffered net losses of $1,458,686 and $1,760,008 in the 2018 and 2017 fiscal years, respectively. As of June 30, 2019, the Company has suffered a net loss of $622,491. These losses are primarily due to expenses incurred by the Company related to its operations and are outlined in detail in our audited financial statements. We have no ability to predict if we will become profitable. We anticipate that our cost of revenues and operating expenses will increase substantially in the foreseeable future as we continue to grow our business and develop our new products. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently to offset these higher expenses. Many of our efforts to generate revenues from our business are new, and any failure to increase our revenues or generate revenues from our products could prevent us from attaining or increasing profitability. We do not expect to be profitable in the foreseeable future and we cannot be certain that we will be able to attain profitability on a quarterly or annual basis, or if we do, that we will sustain profitability.”

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Detailed Description of Business, page 13

8. Please disclose the basis for your statement that Bio Essence is a “leader” in the nutraceutical industry. Discuss any metrics that support the claim.

RESPONSE:

The Company has determined that the identified disclosure is subjective and difficult to substantiate given a variety of factors that could be used to determine which entities are “leaders” in a given field. As such, the Company has removed any reference to being a “leader” in the nutraceutical industry.

9. Please revise the organizational chart on page 14 to ensure that it reflects the current size and structure of your company. For example, you appear to show the CEO and CFO as separate individuals, but those functions are performed by the same person.

RESPONSE:

The Company has made the required revisions.

Bio Essence Herbal Essentials dba Bio Essence Health Science, page 14

10. You state that BE Essentials provides “potent” dietary supplements. Please tell us whether the U.S. Food and Drug Administration or comparable regulatory body has made any conclusions regarding the efficacy of your products.

RESPONSE:

The Company has determined that the identified disclosure is subjective and difficult to substantiate given a variety of factors that could be used to determine what constitutes a “potent” dietary supplement. As such, the Company has removed any reference BE Essentials providing “potent” dietary supplements.

Outlook, page 15

11. Please provide the basis for the 20% growth that you expect over the next two years and what metric you are expecting to grow.

RESPONSE:

The Company is in the process of securing supply relationships with Walmart and several companies in China. This promising growth is the basis for our belief that the Company may experience up to twenty percent (20%) growth in the next two years. The Company has made revisions to the identified disclosure to expand on this information and temper the disclosures regarding projected growth.

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Fusion Naturals, page 15

12. We note your statement that your products are "clinically proven." Please clarify which of your products are clinically proven and discuss the clinical results. Also discuss whether any regulatory authority has reviewed the trial data and/or approved the products.

RESPONSE:

The Company uses ingredients in its products that are internationally patented by other entities not affiliated with the Company. In order to be patented, these ingredients must be subjected to clinical trials. Additionally, the Company engages in independent clinical trial studies through a lab in Taiwan. However, to eliminate the possibility of investor confusion, the Company has revised its disclosure as follows:

“At Fusion Naturals, we believe that beauty should come from within naturally. That’s why we combine simple, clean, and wholesome products with a genuine concern for our customers’ health and wellness. On the production side, our supply chain coordinators and quality control staff personally select and inspect each ingredient. On the consumer side, staff dietitians connect with our customers personally in order to cater to their individual needs and support them wherever they are on their wellness journey.”

13. Please provide the basis for your estimate of $40 million in sales within 5 years. Given the extent of the projected increase, substantially revise the prospectus to discuss all material assumptions, including, as applicable, the estimated costs to add production capacity, increase brand recognition and develop the distribution network. To the extent that you wish to present this forecast in your revised prospectus, please also clarify whether this is an annual revenue figure or is cumulative for the five-year period.

RESPONSE:

The Company notes the Commission’s comment. The estimate was developed using internal projections; however, the Company has determined that removing this disclosure is appropriate.

Bio Essence Pharmaceutical, page 15

14. In the description of the production process you refer to research and development experts and a manufacturing facility and warehouse. We note that you currently have 13 employees. Please indicate whether you perform research and development and staff the manufacturing and distribution facility internally or whether these functions are staffed by a third party.

RESPONSE:

While the Company has some level of inhouse manufacturing and distribution capabilities, and a research and development team, the Company primarily contracts with third parties or contract employees for matters involving research and development and manufacturing and distribution matters. The Company has revised the disclosure as follows:

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“Bio Essence Pharmaceuitical’s production process involves the following four steps:

- Careful product formulation using contract research and development professionals.

- Diligent material sourcing to ensure the highest quality in finished goods.

-  Contracting with efficient, state-of-the-art manufacturing facilities, warehouses, and distribution centers.

- Customized end-to-end production, from formulation to labeling and packaging.”

Challenges, page 17

15. Please disclose the name of the market research analytics firms that have provided future forecasts for the nutraceuticals industry. In your response letter, please tell us whether you commissioned these reports or any other market reports or forecasts presented in the prospectus.

RESPONSE:

The Company has not commissioned any market reports. The information cited in the Registration Statement was developed by New Hope Network, a company that offers news, insights and information in connection with the natural products industry. This information is publicly available. The Company has revised its disclosures as follows:

“Domestic and International growth of the nutraceuticals industry appear to be in a healthy position overall and future forecasts given by market research organizations such as the New Hope Network, an organization that offers news and insights into the natural products industry.”

The U.S., China, India and Japan Vitamin and Dietary Supplement Market, page 17

16. Please explain the difference between the dietary supplement market and the nutraceuticals market. Please also provide the source for the Japanese market estimate of $30 billion.

RESPONSE:

The Company states that the dietary supplement market is a segment of the nutraceuticals market, and includes supplements with ingredients such as minerals, vitamins, omega-3 fatty acids, and carotenoids. The Company has revised its disclosure as follows:

“Euromonitor International expects that the U.S. vitamin and dietary supplement market—a segment of the nutraceuticals market—will grow by 53% to $28.7 billion by 2021. With more consumers focused on a diet full of natural, whole foods, as well as functional, value-added products like nutritional beverages and dietary supplements, the market is well positioned to continue its growth. Transparency Market Research estimates that the global nutraceuticals market will reach $278.95 billion by year 2020 with a CAGR of 7.3%. The estimates are due in part to the growing conscious of consumers towards functional foods and beverage, dietary supplements and personal care.

Vitamin and dietary along with herbal supplement sales in China has grown double digits for the past ten years to over $20 billion per year in 2017. Social and demographic factors play a huge role in China as the working age population of 18-59 years old in China is projected to decline from 925 million today to 700 million in 2050. By that time, nearly 500 million people will be over the age of 60, compared with 200 million today. China has a strong history in herbal and botanical products along with Hong Kong and Taiwan.

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The market in India is largely controlled by pharmaceutical drug manufacturers, while 30% is controlled by Ayurveda medicine manufacturers. The Indian market is rapidly growing due to supplements and nutraceuticals being viewed as lifestyle products. Popular supplement categories in India are joint care, hair loss, memory, and childcare products.”

The Company has removed the reference to Japan, as the data originally used in this disclosure could not be located.

Experts, page 19

17. In this section you state that the company has a team of American medical doctors. Please clarify whether these individuals are employees of the company and if so, please provide additional details about the number of doctors and how they are unique in the industry.

RESPONSE:

The Company notes that the individuals identified are not employees of the Company, but rather independent contractors. The Company has revised its disclosure as follows:

“BE Essentials is based in the United States and has access to a wealth of U.S. medical resources at all levels to ensure that patients enjoy world-class health care consulting services. The company contracts with American medical doctors who are unique in the industry. These contractors participate in our product design and escort each customer through the experience of personalized nutritional care.”

Facilities and Logistics, page 20

18. Please revise to expand your disclosure concerning your production facility. Given the financial projections made elsewhere in the prospectus and your legal proceedings disclosure on page 21, your disclosure in this section should discuss when you moved to the new production facility, its size and capacity, and whether new facilities or significant capital expenditures will be necessary to achieve the growth forecasts that you present.

RESPONSE:

The Company has revised its disclosure as follows:

“Bio Essence Corp. is headquartered in Irvine, CA and occupies space within an industrial park facility and an office suite. The office’s purpose is to serve as its main headquarters and as part of its production facilities. The production facility is approximately 15000 sq. ft and has the capacity to manage all of the Company’s operations. The Company recently relocated to this facility after its former production facility was compromised by the Company’s former landlord—specifically, the landlord permitted other business to sublease the property, and those businesses posed a risk to the Company’s ability to maintain a sterile environment. The Company does not anticipate that the new facility will require any significant capital expenditures, nor do we believe that the move will hamper the Company’s growth.”

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Our Services, page 20

19. We note in the first bullet point that you establish a health record that matches a suitable doctor. Please revise to explain this process and clarify whether these doctors are employees of the company.

RESPONSE:

The Company has revised its disclosure as follows:

“We establish a health record for each customer by requesting questionnaires from each customer to understand which areas they concern the most. Then, we match each customer with a doctor that contracts with the Company. The doctor referral is based on the customer’s current health condition to achieve rapid diagnosis.”

Liquidity and Capital Resources, page 26

20. Please provide an evaluation of your ability to meet upcoming cash requirements over both the short and long term. Current liabilities exceed current assets at June 30, 2019, and you have incurred substantial losses and cash outflows in the periods presented. Please provide your quantified analysis of the funds necessary to maintain current operations, achieve stated objectives or plans, and pay potential damages from the pending litigation. Discuss the expected sources of the necessary funds. Please refer to Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance. Please consider combining the discussions of liquidity on pages 26 and 28 into a single section for clarity.

RESPONSE:

Our current liabilities exceed current assets at September 30, 2019, and we have incurred substantial losses and cash outflows from operating activities in the periods presented. we may have difficulty to meet upcoming cash requirements. As of September 30, 2019, our principal source of funds was loans from officers (also are the Company’s major shareholders), and the proceeds from the equity financing. As of September 30, 2019, we believe we will need $1.2 million cash to continue our current business for the next twelve months including pay potential damages from the pending litigation. In addition to our continuous effort to improve our sales and net profits, we have explored and continue to explore other options to provide additional financing to fund future operations as well as other possible courses of action. Such actions may include, but are not limited to, securing lines of credit, sales of debt or equity securities (which may result in dilution to existing shareholders), loans and cash advances from other third parties or banks, and other similar actions. There can be no assurance that we will be able to obtain additional funding (if needed), on acceptable terms or at all, through a sale of our common stock, loans from financial institutions, or other third parties, or any of the actions discussed above. If we cannot sustain profitable operations, and additional capital is unavailable, lack of liquidity could have a material adverse effect on our business viability, financial position, results of operations and cash flows.

We will combine the discussions of liquidity on pages 26 and 28 into a single section for clarity in the Amendment to the Registration Statement on Form S-1/A.

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Directors, Executive Officers, Promoters and Control Persons, page 29

21. We note your disclosure that Ms. Yan separately devotes 20 hours per week to another business. Accordingly, please add a risk factor to discuss constraints on your executives’ ability to devote time to the business.

RESPONSE:

The Company notes the Commission’s comment and has included the following language in its Amended Registration Statement on Form S-1/A:

“Ms. Yan is Involved in other businesses that may occupy her time.

The Company’s sole officer, Ms. Yan, is involved in operating other businesses that may occupy some of her time. Specifically, Ms. Yin owns two real estate brokerages in Nevada and California, and is a licensed real estate broker in both states. As a result, Ms. Yin’s professional obligations to those companies could interfere with her work and duties associated with managing and operating the Company. This could have a detrimental effect on the Company’s ability to grow, as well as its operations. Ms. Yin has represented to the Company that she believes she can associate with these other businesses without compromising her duties to the Company.”

22. Please revise the discussions of your management's business experience to provide clear disclosure regarding the activities of each officer or director during the last five years, including the companies at which each executive worked and the dates of employment at each company. In addition, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

RESPONSE:

The Company notes the Commission’s comment and has revised its disclosures accordingly.

Dilution, page 33

23. Please advise why a dilution section is not required by Item 506 of Regulation S-K or revise as necessary.

RESPONSE:

The Company notes that disclosure under Item 506 of Regulation S-K is required where “there is a substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters, and affiliated person of common equity acquired by them in transactions during the past five years, or which they have the right to acquire, and the registrant is not subject to the reporting requirements of section 13(a) or 15(d) of the Exchange Act immediately prior to filing of the registration statement, there shall be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where common equity securities are being registered by a registrant that has had losses in each of its last three fiscal years and there is a material dilution of the purchasers' equity interest.” Here, the Company does not believe that there is a “substantial disparity” between the public offering price of $1.00 per share and the cash cost to officers and affiliates who received stock in the past five (5) years. To wit, Jian Yang paid a total of $1,000,000 for the shares, and Yin Yan paid $1.00 per share prior to the Company’s stock split on November 10, 2017. Directors and officers have since been compensated through stock payments for significant work provided to the Company.

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Further, while the Company has had losses in its last three fiscal years, there is no material dilution associated with this offering. As a result of this analysis, the Company believes that no disclosure is necessary under Item 506.

Use of Proceeds, page 33

24. It appears that you have no specific plan for your use of proceeds. Please revise your disclosure to discuss the principal reasons for the offering and add a risk factor concerning the lack of a specific plan. Please refer to Item 504 of Regulation S-K.

RESPONSE:

The Company notes the Commission’s comment and has included the following language in its Amended Registration Statement on Form S-1/A:

“The Company does not have a specific plan for the use of proceeds raised from this offering

Proceeds retained by the Company as a result of the IPO will be deposited in the Company’s operations account and used toward the implementation of the Company’s business plan. There is no set plan for the use of said proceeds. For example, the Company is not purchasing a specific asset with the net proceeds raised by the IPO. This lack of plan may lead to difficulties in raising capital. Additionally, there are inherent risks with raising funds without a set plan for the use of proceeds, such as wasteful use or spending. The Company is confident in its management to prevent or minimize these risks, but they nonetheless exist and should be considered before investing in the Company.”

Additionally, the Company has revised its Use of Proceeds to further address the principal reason for the IPO and Resale.

Exhibit Index, page 39

25. Please revise the exhibit index to list the legal opinion separately as Exhibit 5.

RESPONSE:

The Company has made the required revisions.

Signatures, page 40

26. The registration statement should be signed by the registrant, its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. Please refer to the signature page of Form S-1 and Instructions 1 and 2.

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RESPONSE:

The Company has made the required revisions.

Exhibits

27. Please have counsel revise the legal opinion to remove references to the State of Maryland as the state of incorporation on page two of the opinion.

RESPONSE:

The Company has made the required revisions.

28. Please file the Board Director Agreement that was entered in June 2019 as an exhibit to the registration statement.

RESPONSE:

The Company has attached the required documents.

29. Please file your material leaseholds as exhibits.

RESPONSE:

The Company has attached the required documents.

General

30. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:

No such materials exist.

31. Please revise your disclosure throughout to explain whether you will be registering your common stock under the Exchange Act in connection with this offering. If not, then add a separate risk factor to explain that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act to the extent that you have fewer than 300 shareholders.

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RESPONSE:

The Company has revised its disclosures to provide that the Company will file a Form 8-A after this Registration Statement is deemed effective, which will register the Company’s common stock pursuant to Section 12(g) of the Exchange Act.

32. Please tell us how you will determine whether a particular sale of common stock will be made pursuant to the primary offering, in which the net proceeds will go to the company, or the secondary offering, in which proceeds will go to selling shareholders/affiliates of the company who are selling the IPO Shares.

RESPONSE:

The Company notes that those shares offered under the primary offering (the “IPO”) are authorized, but not issued. The shares offered under the secondary offering (the “Resale”) are titled in the name of the Selling Shareholders. The Company will only have control over the IPO shares, and thus will only be making sales pursuant to the IPO. The Selling Shareholders may, at their own discretion, attempt to sell their shares under the Resale. The Company is in the process of retaining a market maker to file a Form 211 with FINRA to have the Company’s shares trade on the OTC Markets.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

Devin Bone

DB/hn

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